This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

December 19, 2006

Item 3.

Press Release

Issued on December 19, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. announces it has completed the Phase II drilling program on the Elkhorn Uranium Project in northeast Wyoming.  The program consisted of 58 holes, including 17 core holes and 41 mud-rotary holes, that were drilled within an area of known uranium mineralization, adjacent to the historic Busfield uranium mine.  Federal Resources completed over 180 drill holes in this area during the 1970s. Uranium mineralization has been identified near surface within the Cretaceous Fall River Formation, along a northwest trending zone that extends approximately 600 feet long (200 meters) by 300 feet wide (100 meters) based on historic drilling reports.  Northern Canadian’s holes are located on a systematic grid overlying the historic resource area, with holes located approximately 50 feet (15 meters) apart on east-west lines, with lines spaced approximately 100 feet (30 meters) apart, north-south.  Holes were drilled to an average depth of 110 feet (34 meters) for a total of 6115 feet (1,864 meters) of drilling.  All work on the program is managed and directed by the Company’s wholly owned US subsidiary NCA Nuclear Inc., based in Golden, Colorado.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 19th day of December 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, December 19, 2006

Contact:

Investor Relations

(No.2006-12-31)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Completes Phase II Drilling at

Elkhorn Uranium Project, Wyoming, USA

Vancouver, British Columbia – December 19, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has completed the Phase II drilling program on the Elkhorn Uranium Project in northeast Wyoming.  The program consisted of 58 holes, including 17 core holes and 41 mud-rotary holes, that were drilled within an area of known uranium mineralization, adjacent to the historic Busfield uranium mine.  Federal Resources completed over 180 drill holes in this area during the 1970s. Uranium mineralization has been identified near surface within the Cretaceous Fall River Formation, along a northwest trending zone that extends approximately 600 feet long (200 meters) by 300 feet wide (100 meters) based on historic drilling reports.  Northern Canadian’s holes are located on a systematic grid overlying the historic resource area, with holes located approximately 50 feet (15 meters) apart on east-west lines, with lines spaced approximately 100 feet (30 meters) apart, north-south.  Holes were drilled to an average depth of 110 feet (34 meters) for a total of 6115 feet (1,864 meters) of drilling.  All work on the program is managed and directed by the Company’s wholly owned US subsidiary NCA Nuclear Inc., based in Golden, Colorado.

Drill results have confirmed that uranium mineralization occurs throughout the area of historic drilling, but importantly, results indicate that the mineralized area is open and extends to the north, northeast and southeast directions.  Additional drilling will be needed to determine the extent of this mineralization.

Complete grade and thickness data is not yet available, however initial assessment of the results indicates that uranium mineralization (grading in excess of 0.05% eU3O8) was intersected in 47 holes (81%) with values up to 0.78% eU3O8, and that mineralization extends through the grid drilling pattern.  All analytical results are now being compiled into a uranium deposit model that will be utilized to calculate a uranium resource.  SRK Consultants has been retained to complete a NI 43-101 compliant assessment report on the project, and to prepare a mineral resource model and resource estimate.  The drilling samples will provide geological information that is necessary for preparation of a uranium deposit model.  New samples will provide reliable analyses of the grade and thickness of uranium mineralization.  The new drill holes data will provide information that is necessary, for the utilization and incorporation of the historic drill whole data obtained by Federal Resources.  SRK’s report is expected in January 2007.

Keith Laskowski, Vice President of Exploration for the Company, commented “The drilling program has been very successful, as results will provide us with information that is necessary to classify the historic resource at Busfield under NI 43-101, but most importantly, drilling has confirmed that the uranium system is open in three directions.  Our team has been able to complete a fairly large drilling program in a short period of time, with minimum surface disturbance, with no injuries, with no delays in permitting or drilling, and with low costs.  These factors make this a very attractive project.  Our next goal will be to expand the deposit.”

All drill holes have been logged using a down-hole radiometric probe that produces a measurement of the equivalent uranium content, which is then converted to equivalent U3O8 (eU3O8).  Equivalent uranium content is an estimate of the uranium content based on the measurement of gamma radiation which results largely from secondary uranium minerals.  It is necessary to collect and analyze samples of the uranium mineralization with standard chemical methods in order to determine the actual uranium content of the mineralization.  True uranium content can be higher or lower than equivalent uranium content but generally varies in the range of 10%.  Split core samples have been submitted to ALS Chemex for uranium analysis and determination of the variation between eU308 and actual U3O8.  QA/QC procedures include submission of geochemical blanks and uranium standards.

The Elkhorn Project contains 7100 acres of mineral rights, and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.  Uranium mineralization at Elkhorn occurs along a northeast trending zone that extends over 12 miles.  Three uranium mines are in production in this region, which employ “in-situ leach” recovery processes to recover uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.  Wyoming has been the leading producer of uranium in the US since 1995 and Wyoming also contains the largest uranium reserves in the US.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin and the Canyon Coin project, on the north side of the Athabasca Basin.  The Company has three properties in southwest Nevada which are being examined, and has also acquired Prospecting Permits covering 50,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained both privately and from the University of Utah Library.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties. Actual results may differ materially from those currently anticipated in such statements

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.